Mail Stop 4561

February 16, 2007

By U.S. Mail and Facsimile to (212) 444-7530

Mr. Vishal Garg
Chief Financial Officer
MRU Holdings, Inc.
1114 Avenue of the Americas, 30th Floor
New York, New York 10036

     Re: **MRU Holdings, Inc.**
              Form 10-KSB for the Fiscal Year Ended June 30, 2005
              Form 10-KSB for the Fiscal Year Ended June 30, 2006
              Form 10-QSB for the Quarter Ended December 31, 2006
              File No. 000-33487

Dear Mr. Garg:

We have reviewed your amended documents filed with us on February 09, 2007 and your correspondence filed on February 1, 2007 and February 9, 2007. We have the following additional comments. Where indicated, we think you should amend your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Quarter Ended December 31, 2006

Consolidated Balance Sheets, page 1

1. The Series A preferred stock was converted to common stock on January 12, 2006. However, you still report amounts in "Additional Paid-in Capital Series A -

beneficial conversion feature" in your financial statements subsequent to that date. Please revise your future filings to reclassify the remaining amounts recorded for the beneficial conversion feature to Additional Paid-In Capital for your common stock as of the date of conversion. Refer to paragraph 11 of EITF 98-5.

Consolidated Statements of Cash Flows, page 3

2. We note that the beginning line item of your Statement of Cash Flows is "Net Loss" even though the amounts reported represent your net loss available to common stockholders. We note that the amounts presented in your Statement of Cash Flows effectively reconcile net loss available to common stockholders to compute your cash flows from operations. Please tell us your GAAP basis for presenting your reconciliation from net loss available to common stockholders to operating cash flows in this manner in light of the guidance of paragraphs 28-29 of SFAS 95. Otherwise in future filings beginning in your next Form 10-QSB, please revise your statement of cash flows to provide a reconciliation of actual net loss to cash flows from operating activities.

Note 2 – Summary of Significant Accounting Policies

Valuation Reserve – Student Loan Receivables, page 5

3. You state here on page 5 as well as in your recently amended filings that your valuation reserve represents your estimate of "possible losses on these student loans receivable portfolios." Recording a valuation reserve for possible losses inherent in your student loan portfolio held for sale implies that you have reserved for all losses that could possibly occur within the portfolio (which seems unlikely to be true), rather than just the expected losses or the actual losses incurred to date. In future filings, please revise to more clearly describe what level of losses your valuation reserve represents.

(Loss) Per Share of Common Stock, page 8

4. Please revise your future filings beginning in your next Form 10QSB to clearly disclose how you have considered the Series A and Series B convertible preferred stock in your computation of diluted earnings per share for all periods presented. If the securities are excluded from the computation of earnings per share because they are antidilutive, please disclose that fact and quantify the shares excluded. Refer to paragraph 11 of SFAS 128.

Note 7 – Stockholder's Equity, page 14

5. Prior to requesting effectiveness on your registration statement, please file the Series B Certificate of Designation as an Exhibit as previously requested.

*   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Rebekah Blakeley Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions regarding these comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief